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                                                    EXHIBIT 99.1

                             LITIGATION

     On December 3, 1993, U-H Acquisition Company, U-Haul International, Inc. and Donald W. Marney instituted litigation in the Delaware Court of Chancery for New Castle County. The defendants named in the action are the General Partners and the Partnerships. U-H Acquisition Company, et al. v. Charles K. Barbo, et al., Delaware Chancery, Civil Action No. 13279 (filed December 3, 1993) (the
"U-Haul Delaware Litigation"). The complaint alleges generally that the consolidation is unfair, that certain amendments to the Partnership Agreements are invalid and that the General Partners have breached their fiduciary duties in structuring the consolidation.
The amendments, adopted in April 1993, relate to procedures for soliciting consents from Limited Partners. The General Partners are entitled to amend the Partnership Agreements to cure ambiguities or correct or supplement inconsistent provisions to effectuate the intent of the parties, provided, among other things, that the amendments are for the benefit of and not adverse to the interests of the Limited Partners. The complaint alleges that in response to the February 1993 expression of interest by Public Storage, Inc. in making a competing offer to the consolidation, the General Partners unilaterally amended the Partnership Agreements to provide that actions by written consent may be initiated by Limited Partners holding not less than 10% of the Units of a particular Partnership, and that upon receipt of written evidence of such interest, the General Partners must fix a record date to determine the identity of Limited Partners entitled to vote on such proposal, followed by a further consent solicitation. The plaintiffs further allege that the amendments are designed to entrench the General Partners and permit them to delay the consent solicitation process. The complaint seeks, among other things, declaratory and injunctive relief against the possible use of the amendments. Expedited discovery was conducted in this action in conjunction with the Russell and McGregor actions, described below. On December 20, 1993, defendants moved to dismiss, or in the alternative, to stay this action and the Russell action, on the grounds that the Court lacks jurisdiction over certain of the Partnerships, the plaintiffs lack standing to sue, Delaware is an inconvenient forum and such disputes should be determined in Washington, and the issues raised by the plaintiffs were not ripe for decision. On January 28, 1994, the Court granted defendants' motion to dismiss the U-Haul Delaware litigation on standing and jurisdictional grounds.

     On December 31, 1993, the Partnerships and the Company instituted litigation in the United States District Court for the Western District of Washington alleging claims for relief arising out of the U-Haul tender offers. The complaint names as defendants U-H Acquisition Company, U-Haul International, Inc. and AMERCO. Shurgard Mini-Storage Limited Partnership I, et al. v U-Haul International, Inc. et al., Western District of Washington, No. C93-1739C (filed December 13, 1993). The complaint alleges that defendants have violated Sections 14(a), (d) and (e) of the Exchange Act. The
Section 14(d) and (e) claims arise out of U-Haul's December 3, 1993 tender offers (the "Offers") and the Offer to Purchase distributed to Unit holders in connection with the Offers. The complaint alleges that the Offers fail to disclose certain information relating to the prices offered by U-Haul to Unit holders, including (a) the Net Asset Values of the Partnerships, which are calculated at $387.4 million and are the customary measure of value of the Partnerships, (b) any other valuation of the assets of the Partnerships based on acceptable measures of value, (c) the relationship between the prices offered and the respective Net Asset Values of the Partnerships, (d) the fact the Offers represent only approximately 70% to 87% of the Net Asset Values of the Partnerships, (e) the fact that the stock of most publicly traded REITs, including REITs in the self-storage industry, sometimes trades at prices substantially above Net Asset Values, thus falsely implying that the U-Haul Offers are fair or not materially inadequate, and (f) the relationship between the prices offered and public market premiums for REIT stocks.

     The complaint also alleges that if the Offers are accepted by Unit holders, then the non-tendering Unit holders will be limited partners of limited partnerships with U-Haul nominees as the general partners until U-Haul consummates second-step mergers to acquire non-tendering Unit holder interests. Because of this, the Offers are allegedly materially misleading in failing to disclose improper actions by certain members of the Shoen family (including family members that are executive officers of AMERCO and U-Haul International, Inc.), including the following facts: (a) management of AMERCO has been plagued by bitter and intense disputes among members of the Shoen family; (b) in light of the disputes among members of the Shoen family, there can be no assurance that U-Haul's current management will remain in place or that any change in control will not threaten U-Haul's ability to consummate second-step mergers;
(c) a former employee asserted in litigation that AMERCO sold unregistered securities in violation of state and federal law and bilked investors out of substantial sums through backdated contracts, kickbacks, and inflated charges; (d) a complaint has been filed by members of the Shoen family against the current management of AMERCO alleging that it has oppressed minority shareholders by refusing to allow the transfer of their shares and by agreeing to acquire such shares only for inadequate consideration; (e) AMERCO's president, Edward J. Shoen, allegedly has engaged in self-dealing transactions and criminal tax fraud; and (f) allegations have been made that Edward J. Shoen has arranged transactions to frustrate the will of a majority of AMERCO's shareholders and to perpetuate his control, continue his self-dealing, and harm his blood relative shareholders. The foregoing allegations have been made in lawsuits that either have been settled or are pending. Accordingly, no final determination as to the merits of these allegations has been made.

     The complaint further alleges that statements made in a December 6, 1993 U-Haul brochure (the "Brochure") falsely imply that abuses of the first generation of partnership roll-ups are applicable to the proposed consolidation, that Unit holders will suffer substantial losses in the proposed consolidation, that the proposed consolidation is an abusive roll-up, and that the proposed consolidation is not in full compliance with federal legislation recently adopted to regulate limited partnership roll-ups.

     The Section 14(a) claims in the complaint also arise out of the Offers and Brochure. The complaint alleges that the Offers and Brochure constitute communications to Unit holders calculated to influence their response to U-Haul's consent solicitation, and therefore constitute the dissemination of a proxy statement without the required pre-filing with the Commission, and without disclosing the information required by Section 14(a) and the rules and regulations promulgated thereunder, including Rule 14a-9. The complaint also alleges that, since materials in the Offers constitute a proxy solicitation, the misstatements and omissions described in the plaintiffs' Section 14(d) and (e) claims also establish a violation of Section 14(a) and Rule 14a-9.

     On December 16, 1993, the plaintiffs filed a motion to preliminarily enjoin U-Haul from proceeding with its Offers based upon the foregoing violations. On January 3, 1994, the court denied the plaintiffs' motion. On January 21, 1994, the plaintiffs filed a first amended complaint alleging, among other things, that the Offers, as revised, (a) fail to state the per Unit cost to be paid by U-Haul for the proposed group annuity contracts, (b) fail to state the rate of return offered by the annuity options which tendering Unit holders may receive as compensation, (c) fail to state the amount and calculations of the reduction in lump sum payments that will be suffered by Unit holders who select annuity options but die prior to their maturity, (d) fail to describe any surrender charges, loan rights, policy fees or other basic terms of the annuity options,
(e) fail to provide basic information concerning the history and financial health of Transamerica Occidental Life Insurance Company ("Transamerica"), the company issuing the annuity options, (f) fail to identify the Missouri bank that will hold the group annuity contracts in trust, or to describe the terms and conditions of the trust, (g) fail to disclose the uncertain status of the group annuity contracts as insurance products under California law, and the resulting risk that holders of the annuity options will receive no recovery in the event of Transamerica's insolvency, and
(h) misleadingly state that the annuity options will offer Unit holders an opportunity to receive the full amount of their original investment. The complaint seeks injunctive relief against defendants continuing the Offers. On January 28, 1994, plaintiffs filed a motion for preliminary injunction requesting an order enjoining U-Haul from, among other things, continuing its Offers until ten business days after U-Haul makes full disclosure in compliance with federal securities laws concerning the annuities, alleged misconduct by members of U-Haul's management, the potential for a change of control as a result of the Shoen family's ongoing feuds, and a misleading press release issued by U-Haul on January 21, 1994.

     On December 13, 1993, a purported class action was filed in the Delaware Court of Chancery for New Castle County on behalf of Limited Partners alleging causes of action arising out of the proposed consolidation. The defendants in the action are the General Partners and the Partnerships, Stephen T. Russell, et al. v. Charles K. Barbo, et al., Delaware Chancery, Civil Action No. 13289 (filed December 13,
1993). The complaint alleges that the consolidation is unfair for the same reasons alleged in the U-Haul Delaware Litigation. The complaint further alleges that, although the General Partners have a financial interest in the consolidation (for the same reasons alleged in the U-Haul Delaware Litigation) and, thus, conflicts of interest, the General Partners obtained no independent review to determine if consolidation is in the best interests of the Limited Partners, failed to adequately respond to or pursue negotiations with Public Storage, Inc. or U-Haul or solicit competing bids or any other alternative transaction to maximize the value received by the Limited Partners, and, in response to Public Storage, Inc.'s expression of interest, enacted the amendments to the Partnership Agreements described in the U-Haul Delaware Litigation to provide a timing advantage to the General Partners and prevent the Limited Partners from analyzing or considering competing offers. The complaint seeks, among other things, certification of a class of Limited Partners, declaratory and injunctive relief against the possible use of the amendments to the Partnership Agreements and the consummation of the consolidation transactions, and unspecified compensatory damages. As described above, on January 20, 1994, the defendants moved to dismiss or stay this action and the U-Haul Delaware Litigation on essentially the same grounds and to stay this action on the additional ground that the McGregor action, described below, a purported class action which includes claims essentially similar to this action, was already proceeding in the United States District Court of Washington. The Court did not rule on defendants' motion to dismiss or stay the Russell action in light of the settlement contemplated by the Memorandum of Understanding described below.

     On December 13, 1993, a purported class action was filed in the United States District Court for the Western District of Washington on behalf of Limited Partners of the Partnerships alleging claims for relief arising out of the proposed consolidation. The complaint names as defendants Shurgard Storage Centers, Inc., Shurgard Incorporated and the General Partners, Jack McGregor, et al. v. Shurgard Storage Centers, Inc., et al., Western District of Washington, No. C93-1747WD (filed December 13, 1993). The complaint alleges, among other things, that the General Partners have breached their fiduciary duties and the Partnership Agreements in structuring the consolidation and that the consolidation prospectus contains false or misleading statements in violation of applicable securities laws. The complaint seeks, among other things, certification of a class of Limited Partners, declaratory and injunctive relief against the consummation of the consolidation, and unspecified compensatory damages.

     On December 14, 16 and 20, 1993, three separate purported class actions were filed in the United States District Court for the Western District of Washington on behalf of the Limited Partners of the Partnerships alleging claims for relief arising out of the proposed consolidation. Nelson Carlo v. Shurgard Storage Centers, Inc., et al., Western District of Washington, No. C93-1750R (filed December 14, 1993), Sosa v. Shurgard Storage Centers, Inc., et al., Western District of Washington, No. C93-1767C (filed December 16,
1993) and Louis W. Levitt v. Shurgard Storage Centers, Inc., et al., Western District of Washington, No. C93-1779WD (filed December 20,
1993). The complaints name as defendants the Company, Shurgard Incorporated and the General Partners. Such complaints allege, among other things, that the General Partners have breached their fiduciary duties and the Partnership Agreements in structuring the consolidation and that the consolidation prospectus contains false and misleading statements in violation of applicable securities laws. The complaints seek, among other things, certification of a class of Limited Partners, declaratory and injunctive relief against the consummation of the consolidation, and unspecified compensatory damages.

     On December 30, 1993, the plaintiffs in the McGregor action filed a motion for summary judgment or, in the alternative, preliminary injunction, with respect to the second and fifth claims for relief in their first amended complaint. These claims allege respectively that the proposed consolidation must be approved by a 75% supermajority of the Unit holders of the Delaware limited partnerships, rather than a simple majority, and that the proposed consolidation must afford dissenters' rights to dissenting Unit holders in the Washington limited partnerships. The plaintiffs' motion also asserted that the defendants had violated Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder by failing to disclose these matters, as well as the allegedly poor performance of prior "roll-up" transactions. On January 10, 1994, the plaintiffs filed a supplemental memorandum in support of their motion, asserting that discovery had provided additional support for the motion and also had revealed failures to disclose allegedly material information concerning Green Street and the anticipated trading prices of the Company's Shares following the consummation of the proposed consolidation.

     In connection with the decision to amend the proposed consolidation, as provided in this Second Supplement, the Company, Shurgard, the General Partners and the Partnerships have entered into a Memorandum of Understanding with counsel for plaintiffs in the Russell, McGregor, Carlo, Sosa and Levit actions (the "Class Actions") regarding a tentative settlement agreement in the Class Actions. The settlement contemplated by the Memorandum of Understanding is conditioned, among other things, on the successful completion of the consolidation. If consummated, the settlement will result in the dismissal of the Class Actions with prejudice and the release of all claims that were or could have been raised in the Class Actions. Accordingly, the parties have delayed the hearing on the motion for summary judgment or, in the alternative, preliminary injunction previously filed in the McGregor case, pending final settlement. Under the terms of the Memorandum of Understanding, the Company agreed: (a) subject to certain conditions (including the amount of cash available in the Company's modified offer), to offer a cash alternative to the Limited Partners in connection with the modified offer in a net amount per Unit at least equal in value to the greater of (i) 95% of the aggregate cash consideration offered in the highest bona fide competing tender offer bids, with no material conditions, for all of the Limited Partners' Units in all of the Partnerships, or bona fide offer, with no material conditions, for all of the Partnerships' assets (allocable to all Limited Partner Units), or (ii) 100% of the Net Asset Value of such Partnerships' assets (allocable to all Limited Partner Units); (b) to include certain disclosure language in the Prospectus; and (c) to require that, if Shurgard is sought to be merged or consolidated with the Company at any time over the course of the next three years, the Board of Directors of the Company shall agree to retain Green Street or some other recognized independent expert to provide a fairness opinion, based on independent financial analysis, in connection with the proposed merger or consolidation and that the Company shall not be obligated to pay any termination fee to Shurgard in connection with any such merger or consolidation.

     On January 10, 1994, U-H Acquisition Company and U-Haul International, Inc. instituted litigation in the United States District Court for the Western District of Washington alleging claims for relief arising out of the Company's proposed consolidation. The complaint names as defendants the Company and the General Partners. U-H Acquisition Company, et al. v. Charles K. Barbo, et al., Western District of Washington, No. C94-0039 (filed January 10, 1994). The complaint alleges, among other things, that certain materials relating to the consolidation fail to disclose material information and contain false or misleading statements, in violation of applicable securities laws. The complaint alleges that the defendants have falsely and misleadingly stated that (a) Green Street opined that the shares to be issued in the proposed consolidation should trade at a 4% premium to Net Asset Values, without disclosing that Green Street allegedly stated that the shares would trade at lower levels for perhaps up to a year, (b) in light of the fact that Green Street's assumption that the Company would be internally advised was no longer valid, it is not known whether an updated analysis by Green Street of the proposed consolidation would yield a valuation that is lower than the valuation reported in the draft evaluation described in the Prospectus, when the General Partners allegedly knew that such an updated analysis would yield lower values because it is generally well known that the stock market dislikes externally advised REITs and discounts them by about 15% and that Green Street allegedly had an agreement with the General Partners requiring disclosure that if Green Street's prior analysis of the Shares was updated, it would result in a lower valuation, (c) Green Street was not asked to update its analysis because of the time and expense associated with obtaining such a report, when the General Partners allegedly never asked Green Street how much an updated analysis would cost and never asked Green Street to update its analysis, (d) Merrill Lynch has opined that U-Haul's offer is inadequate and not fair from a financial point of view to Limited Partners, without also disclosing the allegedly substantial financial incentive provided to Merrill Lynch by the General Partners to reach this conclusion and that Merrill Lynch has not been asked by the General Partners to opine that the consideration offered Limited Partners in the proposed consolidation is adequate or fair from a financial point of view to Limited Partners, thus allegedly creating the false impression that Merrill Lynch believes that the Company's proposed consolidation is fair, (e) the current REIT market is favorable and that REITs are currently one of the hottest products on the market and real estate values are in an upswing and therefore REITs are prime candidates for increasing values, when allegedly
(i) the REIT market declined 15-20% during the last three to four months of 1993, (ii) many REIT offerings had to be canceled or postponed in late 1993 because of the declining market for REIT stocks, (iii) concern about rising interest rates has investors concerned about REIT stocks, (iv) Green Street has stated that the current REIT market is not being friendly to REIT issuers, and has recognized that other markets are becoming attractive alternatives to REIT offerings, and (v) the only miniwarehouse REITs traded on the public markets are followed by one analyst and have no significant institutional ownership, (f) the General Partners expect the Shares to trade at prices well above the Net Asset Values of the Partnerships, when allegedly the General Partners have no reasonable basis for this belief and have stated that it is likely that the Shares may initially trade at a substantial discount to the liquidation value of the Partnerships and that there is substantial uncertainty as to where the Shares will trade if the proposed consolidation is consummated, (g) the proposed consolidation is entirely different from other roll-up transactions that have preceded it, when allegedly the proposed consolidation is not entirely different from other roll-up transactions because it was proposed by self-interested General Partners acting without any representation on behalf of Limited Partners and does not comply with the standards established by the Limited Partnership Roll-Up Reform Act of 1993 by
(i) failing to disclose why the General Partners concluded that a fairness opinion with respect to the Company's proposed consolidation was not necessary in order to permit the Limited Partners to make an informed decision on the consolidation proposal, (ii) failing to have the Company's proposed consolidation approved by 75% of the Limited Partners or by an independent committee of Limited Partners and failing to offer dissenting Limited Partners appraisal and compensation and (iii) requiring the Partnership to bear the costs of the transaction if the Company's proposed consolidation is rejected,
(h) U-Haul's offer will not be successful, notwithstanding the fact that the securities laws allegedly prohibit claims made prior to a meeting regarding the results of a solicitation and (i) in large type representations in various letters and brochures sent to Unit holders, the Shares to be issued in the proposed consolidation will trade within a specific dollar range representing a 38% to 72% premium over U-Haul's offers and that Limited Partners who elect to receive Shares pursuant to the proposed consolidation will have immediate liquidity and will be able to benefit from potential increases in the value of the Shares, in violation of the Commission policy which cautions against predicting specific market values, and without also disclosing (1) the risk factors and conflicts of interest set forth in smaller print in the Prospectus and (2) that the cited dollar range is higher than the range of values predicted in the Prospectus.

     The complaint further alleges that the General Partners have failed to disclose (a) the existence of allegedly illegally adopted amendments to certain of the partnership agreements of the Partnerships, including amendments which clarify the procedures for action by written consents of the Limited Partners to require that such action take place at a meeting scheduled by the General Partners only following a written request for such a meeting by Limited Partners holding in excess of 10% of the outstanding Units, (b) that allegedly these amendments were adopted as defensive measures following Public Storage's criticism of the consolidation proposal and expression of interest in making and making a competing offer to Limited Partners for their Units in order to prevent other parties from making a competing offer to Limited Partners for their Units in order to prevent other parties from proposing alternative transactions or commencing consent solicitations opposing the proposed consolidation, (c) that while the General Partners were managing the Partnerships, the Net Asset Value of the Partnerships' assets has allegedly declined by over $100 million and (d) the existence of a December 22, 1993 letter from Green Street to the General Partners allegedly advising the General Partners that statements in the Prospectus regarding Green Street's analysis constitute a misleading representation to investors and a violation of Green Street's agreement regarding what investors would be told. The complaint seeks, among other things, injunctive relief
(a) against the defendants requiring them to halt any further solicitations until curative disclosures are made, (b) requiring the commencement of a new 60-day solicitation period after curative disclosures are made, (c) requiring the General Partners to provide U-Haul with a copy of the General Partners' Units holder list (or agree to mail U-Haul's materials to Unit holders) and (d) requiring the General Partners to resolicit Unit holders who have previously cast their votes in favor of the consolidation proposal based on the allegedly false and misleading statements. The General Partners dispute the merits of the foregoing allegations and intend to vigorously defend against the action. On January 18, 1994, the plaintiffs filed a motion to preliminarily enjoin defendants from proceeding with the Consolidation Offer based upon the foregoing allegations.